DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

DIVISION OF
CORPORATION FINANCE

06026815

February 28, 2006

Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/28/2006

Re: Verizon Communications Inc.
Incoming letter dated February 7, 2006

Dear Mr. Milloy:

This is in response to your letter dated February 7, 2006 concerning the shareholder proposal submitted to Verizon by the National and Legal Policy Center. On January 31, 2006, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
VC54S440
One Verizon Way
Basking Ridge, NJ 07920

73272

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

February 7, 2006

BY FEDEX OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications, Inc.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the National Legal and Policy Center, attached please find six (6) copies of the Center's request for reconsideration of the Staff's January 31, 2006 decision concerning the above-captioned shareholder proposal.

Sincerely,

Steven J. Milloy

Enclosures

Cc: Peter Flaherty, National Legal and Policy Center

STEVEN J. MILLOY

ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

February 7, 2006

BY OVERNIGHT FEDEX DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications, Inc.; Shareholder Proposal of the National Legal and Policy Center;

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC" or the "Center") in response to the January 31, 2006 letter from the staff of the Division of Corporate Finance (the "Staff") informing Verizon Communications Inc. (Verizon" or the "Company") that Verizon may exclude the above-captioned shareholder proposal (the "Proposal") from its 2006 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Verizon's ordinary business operations.

We are asking the Staff to reconsider its decision.

THE PROPOSAL

The Proposal states in its entirety:

FLAT TAX REPORT

Whereas:

Verizon's primary responsibility is to create value for shareholders and should pursue legal and ethical means to achieve that goal, including identifying public policies that would advance shareholder value in a transparent and lawful manner. [See National Legal and Policy Center, www.nlpc.org/cip.asc and Free Enterprise Action Fund, http://www.FreeEnterpriseActionFund.com/about.html]

Whereas:

Company profitability and shareholder value are significantly affected by the federal tax code.

The current federal corporate income tax is complex, costly, and burdensome for businesses and shareholders. The number of pages of federal tax laws and regulations exceed 50,000. Annual tax compliance costs are estimated to range from $100 billion and $200 billion.

The U.S. has the second-highest corporate tax rate among 69 countries. [See Chris Edwards, "Corporate Tax Reform," Cato Institute Tax & Budget Bulletin No. 21, September 2004, www.cato.org/Pubs/Tbb/Tbb-0409-21.Pdf.]

Tax reform is crucial to America's business competitiveness. In 2005, the President's Advisory Panel on Tax Reform developed proposals for simplifying the federal tax system to: reduce compliance costs and burdens to businesses and individuals; promote economic growth and job creation; encourage capital investment; and to strengthen the ability of U.S. companies to compete in foreign markets.

Other tax reform proposals include the "flat tax" proposed in the book entitled "Flat Tax Revolution: Using a Postcard to Abolish the IRS" (Regnery, 2005) by Steve Forbes.

Whereas:

Verizon and its shareholders may significantly benefit from significant reform of the federal tax code, such as by replacing the current federal income tax with a flat tax.

Resolved: Verizon's shareholders request that, by the 2006 annual shareholder meeting, the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for Verizon, omitting proprietary information and at reasonable cost.

The report should provide estimates of the impact to Verizon of:

1. Taxing all profits at a flat rate of 17 percent and at other alternative flat rates;
2. Limiting taxable income to only income earned in the U.S.;
3. Replacing depreciation with capital expensing.
4. Abolishing special "preferences" or "loopholes" in the corporate tax code.
5. Savings attained from reduced business compliance costs.

Supporting Statement:

The flat tax might benefit Verizon and its shareholders by:

1. Increasing corporate dividend payouts to shareholders;
2. Reducing corporate tax accounting, planning and compliance costs;
3. Reducing incentives for questionable tax avoidance schemes that could backfire and attract litigation and penalties from federal authorities;

4. Increasing transparency in accounting and improved planning for investment and other activities;

5. Spurring economic activity and growth, which might further increase company revenue, expand the financial services industry and increase shareholder value.

For more information:

1. Chris Edwards, "Options for Tax Reform," Policy Analysis No. 536, Cato Institute: Washington, DC, February 24, 2005.]

2. "The Flat Tax: Issue Home Page," FreedomWorks, http://www.freedomeworks.org.

3. Daniel Mitchell, "Making American Companies More Competitive," Backgrounder 1691, Heritage Foundation: Washington, DC, September 25, 2003.

BASIS FOR RECONSIDERATION

The Proposal requests that Verizon report to shareholders on the estimated impacts of a substantial reform of the Internal Revenue Code.

Substantial reform of the Internal Revenue Code is a significant social policy issue that is cannot be considered merely as "ordinary business operations" and, therefore, is not excludable under Rule 14a-8(i)(7).

That tax reform is a significant social policy issue – one of keen importance to Verizon and its shareholders – has been articulated by the President's Advisory Panel on Tax Reform (the "Panel").

The Panel stated (http://www.taxreformpanel.gov/04132005.pdf), in part, that,

> For millions of Americans, the annual rite of filing taxes has become a headache of burdensome record-keeping, lengthy instructions, and complicated schedules, worksheets, and forms – often requiring multiple computations that are neither logical nor intuitive.
>
> For millions of Americans, the annual rite of filing taxes has become a headache of burdensome record-keeping, lengthy instructions, and complicated schedules, worksheets, and forms – often requiring multiple computations that are neither logical nor intuitive. Not only is our tax system maddeningly complex, it penalizes work, discourages saving and investment, and hinders the competitiveness of American businesses. The tax code is riddled with tax provisions that treat similarly situated taxpayers differently and create perceptions of unfairness.
>
> Since the last major reform effort in 1986, there have been more than 14,000 changes to the tax code, many adding special provisions and targeted tax benefits, some of which expire after only a few years. These myriad changes decrease the stability, consistency, and transparency of our current tax system while making it drastically more complicated, unfair, and economically wasteful. Today, our tax system falls well short of the expectations of Americans that revenues needed for government should be raised in a manner that is simple, efficient, and fair.

As a result, there is widespread agreement that we must reform the tax system. On January 7, 2005, President Bush established the bipartisan Advisory Panel on Federal Tax Reform to recommend options for reform of our tax code. We recognize the importance of our task and the magnitude of the challenges we face. Our muddled tax code reflects years of compromises and quick fixes. History has taught us that although it is relatively easy to achieve consensus on the need for reform, it is much more difficult to devise a solution that satisfies all competing interests. We will undoubtedly be required to make many difficult choices, but we are committed to presenting options to ensure that our tax system will keep pace with America's growing, dynamic, and changing economy...

The problems of complexity are not limited to individual taxpayers. In the area of business taxation, we heard how our tax code treats business income differently depending on the type of entity that earned it, treats capital invested in businesses differently depending on whether it is debt or equity, and treats mergers and acquisitions differently depending on whether the transaction satisfies certain arcane formalities. Our business tax code is littered with special provisions providing special rates, deductions, or credits. These provisions – designed to encourage particular conduct or business activity – create complexity, volumes of new regulations, opportunities for tax shelters, and unfairness. Moreover, these provisions often do not have their intended effect on taxpayer behavior and motivate businesses to adopt governance structures that may not be consistent with business efficiency.

Representatives from small businesses also explained to us how entrepreneurs bear disproportionately higher compliance costs than larger businesses. In addition, experts described the rules that govern the taxation of income earned abroad as easily avoided by the well advised and a trap for the poorly advised. We were dismayed to hear that very few people actually understand our complex system of international taxation. It is hard to believe that our dysfunctional system does not hinder American businesses from selling their products or otherwise competing in the global marketplace.

Simplifying and reforming the tax code should lighten the burden on taxpayers, eliminating numerous tax headaches. It will allow Americans to spend less time doing their taxes and more time doing what they would rather do, like spending time with their families. For American businesses, a better tax code will allow them to devote more resources to developing new products and services, expanding their operations, and hiring more workers.

Taxes affect almost every aspect of our lives and may hinder America's economic well-being...

At our Chicago meeting, Nobel Laureate James Heckman explained how taxes influence whether we work, how much we work, and which skills we acquire for work. The tax code also impacts a wide range of business decisions, such as how much to invest, how to finance investment, and whether to incorporate or take a company public. For example, business taxes are not well integrated with personal taxes. Efforts to avoid the double tax on corporate earnings have created a misallocation of investment between the corporate and non-corporate sectors and rapid growth in the use of S corporations, partnerships, and other entities that do not pay corporate income tax.

We have seen how preferences in the tax code cause taxpayers to devote more resources to tax-advantaged investments and activities at the expense of other more productive alternatives. Reform of our tax code should alleviate this wasteful use of our economic resources and boost economic growth.

Some witnesses suggested that distortions created by the tax code may have little or no benefit. Distinguished economists and policymakers, including former Treasury Secretary James Baker and Chairman Alan Greenspan of the Federal Reserve System, told the Panel that a broad-based, low-rate tax system would provide the greatest economic efficiency, simplicity, and ease of administration. One of our witnesses observed that the wave of tax reform in developed countries around the world during the past two decades reflects the view that low-rate, broad-based, progressive systems are fairer and more efficient than tax codes laden with special provisions that must be subsidized by higher rates on all taxpayers.

Reform of our tax code should result in a simpler and fairer tax system that will be easier to understand and harder to manipulate. This will allow Americans to feel confident that they, their neighbors, and their business competitors are all paying their fair share.

The comments and the testimony of witnesses at the public meetings conveyed the dismal condition of our current tax system. Our tax laws have been compared to an overbuilt and dilapidated house with conflicting architectural styles and a crumbling foundation, a sick patient who is about to expire, and a factory that has been littered with so much garbage that it can no longer operate productively. Nobel Laureate Milton Friedman described our tax system as a blackboard that has been filled up with so much writing that the slate must be wiped clean. Most of the comments reflected the sentiments of one family who expressed their view, "Tax reform is necessary and long overdue!"...

Americans deserve a fairer tax system that will minimize the burdens of complexity and compliance and promote economic prosperity and growth. The President has presented us with a unique and historic opportunity to take a fresh look at our tax system. Now is the time to take action to reform our broken tax code. We look forward to completing this important and formidable task – and to presenting options that will ensure a better tax system for current and future generations.

Based on the foregoing statement, which includes the views of former Federal Reserve Chairman Alan Greenspan and Nobel Prize laureate Milton Friedman, tax reform is a crucial social policy issue that significantly affects all of American society, including Verizon and its shareholders.

One would be hard pressed to think of a social policy more important than tax reform, particularly given that the virtually every dollar earned by businesses and individuals is subject to the Internal Revenue Code, a system that finances the entire the U.S. Government.

The Proposal merely requests that Verizon report to shareholders on the estimated impacts of the flat tax. As the flat tax is a hypothetical tax reform, it does not in any way infringe upon, or attempt to micromanage, Verizon's ongoing business operations. The Proposal specifically excludes the release of any proprietary or confidential information.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reconsider its decision that Verizon may exclude the Proposal under Rule 14a-8(i)(7) from its 2006 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith a six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Verizon and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Verizon or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Verizon's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Mary Louise Weber, Verizon Communications, Inc.
Peter Flaherty, National Legal and Policy Center